

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2020

Paul Rapisarda
Chief Financial Officer and Secretary
Lionheart Acquisition Corp.
4218 NE 2nd Avenue, 2nd Fl.
Miami, Florida 33137

> **Re: Lionheart Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed July 27, 2020**
> **File No. 333-240130**

Dear Mr. Rapisarda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed July 27, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 71

1. You disclose on page 72 that you expect your primary liquidity requirements to include approximately $770,000 (or $170,000 if the over-allotment option is exercised in full) for working capital that will be used for miscellaneous expenses and reserves; however, your disclosure on page 64 states that these amounts are $770,000 (or $125,000 if the over-allotment option is exercised in full). Please reconcile this apparent discrepancy.

Note 8. Subsequent events, page F-15

2. Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which

subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing